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TC 9/30/03

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-46661

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 08/01/02 (MM/DD/YY) AND ENDING 07/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Infinex Investments, Inc.

OFFICIAL USE ONLY
Firm ID. No.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10 Waterside Drive
(No. and Street)

Farmington, CT 06032-3056
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephen P. Amarante (860) 284-0509
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGLADREY & PULLEN, LLP
(Name - if individual, state last, first, middle name)

One Church Street, New Haven, CT 06510
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Stephen P. Amarante**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Infinex Investments, Inc., as of **July 31, 2003,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President
Title



Notary Public

DONNA M. CIFALDI
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Infinex Investments, Inc. and Subsidiary
Farmington, Connecticut

We have audited the accompanying consolidated statements of financial condition of Infinex Investments, Inc. and Subsidiary as of July 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial condition of Infinex Investments, Inc. and Subsidiary as of July 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

McGladrey & Pullen, LLP

New Haven, Connecticut
September 9, 2003

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
July 31, 2003 and 2002

	2003	2002
ASSETS		
Cash and cash equivalents	**$ 2,935,461**	$ 1,847,625
Receivable from clearing broker	**109,726**	70,436
Income tax refund receivable	**40,781**	49,782
Equipment, furniture and software, net of accumulated depreciation of $493,196 (2003) and $350,294 (2002) (Note 3)	**349,300**	438,116
Deferred tax asset (Note 4)	**149,794**	-
Other assets (Note 2)	**139,829**	131,600
Total assets	**$ 3,724,891**	$ 2,537,559
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Commissions payable	**$ 1,225,089**	$ 1,268,100
Accounts payable and accrued expenses	**119,238**	80,634
	1,344,327	1,348,734
Commitments and Contingencies (Notes 6, 7 and 8)		
Stockholders' Equity (Notes 5 and 10)		
Common stock, no par value, $1,000 stated value, authorized 250,000 shares; issued - 32,325 shares; outstanding - 31,575 shares (2003) and 23,325 shares issued and outstanding (2002)	**1,000**	1,000
Additional paid-in capital	**2,455,000**	1,555,000
Accumulated deficit	**(25,436)**	(367,175)
Less:		
Treasury stock at cost - 750 shares (2003)	**(50,000)**	-
	2,380,564	1,188,825
Total liabilities and stockholders' equity	**$ 3,724,891**	$ 2,537,559

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
Years Ended July 31, 2003 and 2002

	2003	2002
Revenues		
Commissions	$ 15,682,866	$ 14,203,953
Interest	28,108	21,343
Other income	490,557	513,768
Total revenues	16,201,531	14,739,064
Expenses (Note 7)		
Commissions	12,202,032	11,249,799
Salaries and benefits	2,021,431	1,832,087
Clearing expenses	323,684	291,774
Banking association license, marketing and support fees (Note 6)	277,113	213,537
Occupancy	177,701	173,774
Depreciation	142,902	141,030
Professional services	124,239	197,416
Computer expenses	111,211	108,390
Travel and entertainment	91,223	54,822
Telephone	86,062	67,814
Advertising	68,151	77,328
Licensing fees	67,311	61,133
Insurance	27,160	27,827
Other expenses	276,524	196,755
Total expenses	15,996,744	14,693,486
Income before income taxes	204,787	45,578
Benefit from (provision for) income taxes (Note 4)	136,952	(16,878)
Net income	$ 341,739	$ 28,700

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended July 31, 2003 and 2002

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balance, July 31, 2001	$ 1,000	$ 1,505,000	$ (395,875)	$ -	$ 1,110,125
Issuance of common stock (750 shares)	-	50,000	-	-	50,000
Net income	-	-	28,700	-	28,700
Balance, July 31, 2002	1,000	1,555,000	(367,175)	-	1,188,825
Issuance of common stock (9,000 shares)	-	900,000	-	-	900,000
Purchase of treasury shares (750 shares)	-	-	-	(50,000)	(50,000)
Net income	-	-	341,739	-	341,739
Balance, July 31, 2003	**$ 1,000**	**$ 2,455,000**	**$ (25,436)**	**$ (50,000)**	**$ 2,380,564**

See Notes to Consolidated Financial Statements.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended July 31, 2003 and 2002

	2003	2002
Cash Flows From Operating Activities		
Net income	$ 341,739	$ 28,700
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	142,902	141,030
Loss on disposal of equipment	-	960
Deferred income taxes	(149,794)	-
Change in assets and liabilities:		
(Increase) decrease in receivable from clearing broker	(39,290)	126,904
Decrease (increase) in income tax refund receivable	9,001	(36,805)
Increase in other assets	(8,229)	(87,206)
(Decrease) increase in commissions payable	(43,011)	351,728
Increase in accounts payable and accrued expenses	38,604	10,164
Decrease in taxes payable	-	(87,865)
Net cash provided by operating activities	291,922	447,610
Cash Flows From Investing Activities		
Purchase of equipment, furniture and software	(54,086)	(9,198)
Net cash used in investing activities	(54,086)	(9,198)
Cash Flows From Financing Activities		
Proceeds from issuance of common stock	900,000	50,000
Purchase of treasury shares	(50,000)	-
Net cash provided by financing activities	850,000	50,000
Increase in cash and cash equivalents	1,087,836	488,412
Cash and cash equivalents		
Beginning	1,847,625	1,359,213
Ending	$ 2,935,461	$ 1,847,625

See Notes to Consolidated Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. (the "Company") was incorporated in April 1993, and is a registered broker/dealer under the Securities Exchange Act of 1934. The Company is a member of the National Association of Securities Dealers, Inc. and is subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates. The Company, which is owned by the Connecticut Bankers Association (13%), the Massachusetts Bankers Association (12%) and various financial institutions (75%), sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity products of certain insurance carriers as an insurance agency through subscribing financial institutions. A portion of the commissions earned by the Company through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Reorganization

On June 26, 2002, the shareholders of the Company and its affiliates, Infinex Insurance Agency, Inc. (the "Agency") and Infinex Insurance Agency of Massachusetts, Inc. (the "Agency of Mass.") (together the "Infinex Companies"), approved an Agreement and Plan of Merger effective August 1, 2002. Under the Agreement and Plan of Merger, the Infinex Companies consolidated their operations as follows: the Agency merged with the Company, with the Company as the survivor, and the Agency of Mass. merged with a new subsidiary of the Company named New Infinex, Inc., with the Agency of Mass. as the survivor. As a result of the mergers, the shareholders of the Infinex Companies hold only the common stock of the Company; the Agency has been merged into the Company; and the Agency of Mass. is a wholly-owned subsidiary of the Company. Prior to the reorganization, the Infinex Companies were considered affiliated entities under common control. Under the relevant accounting literature for such reorganizations and mergers, this transaction was accounted for at historical cost and the financial statements have been restated for all years presented.

Private offering of common stock

The Company initiated a private offering of up to 15,550 shares of common stock on a priority basis to shareholders of record at the close of business on June 30, 2002. Each current shareholder received a non-transferable right to subscribe for and purchase two-thirds of a share of common stock for each whole share owned on the date of record for the subscription price of $100 per share. Each current shareholder who subscribed for the full number of shares available to them had the right to subscribe for additional shares that were not subscribed for by other current shareholders.

The Company also offered shares not subscribed for by current shareholders to certain accredited investors and other entities that are affiliated with financial institutions or that are trade associations of financial institutions. The Company issued 9,000 shares of common stock in connection with this offering.

A description of significant accounting policies follows:

Basis of financial statement presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period. Actual results could differ from those estimates. The valuation of deferred tax assets is a material estimate that is particularly susceptible to change in the near term.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Infinex Insurance Agency of Massachusetts, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

Commissions

Commissions revenue and expense are recognized on the trade date of the underlying securities transactions, except for commissions revenue and expense on variable annuity products which are recognized on the date that the annuity is approved by the insurance carrier and paid for by the annuitant. Commissions expense represents the amounts of commissions revenue shared with the Company's member financial institutions.

Equipment, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years.

Income taxes

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Reclassification

Certain 2002 amounts have been reclassified to conform with the 2003 presentation. Such reclassifications had no effect on net income.

Note 2. Other Assets

At July 31, 2003 and 2002, other assets were comprised of:

	2003	2002
Deposits	**$ 37,222**	$ 37,322
Insurance premiums receivable under split dollar life agreement	**60,000**	30,000
Other	**42,607**	64,278
Total other assets	**$ 139,829**	$ 131,600

Note 3. Equipment, Furniture and Software

At July 31, 2003 and 2002, equipment, furniture and software consisted of the following:

	2003	2002
Equipment and software	$ 721,366	$ 674,118
Furniture and fixtures	117,843	111,005
Leasehold improvements	3,287	3,287
	842,496	788,410
Less accumulated depreciation	(493,196)	(350,294)
Total	$ 349,300	$ 438,116

Depreciation expense was $142,902 and $141,030 for the years ended July 31, 2003 and 2002, respectively

Note 4. Income taxes

The components of the income tax provision (benefit) for the years ended July 31, 2003 and 2002 are as follows:

	2003	2002
Current provision		
Federal	$ -	$ 9,777
State	12,842	7,101
Total	12,842	16,878
Deferred (benefit):		
Federal	(146,244)	-
State	(3,550)	-
Total	(149,794)	-
Total provision (benefit) for income taxes	$ (136,952)	$ 16,878

A reconciliation of the anticipated income tax provision (benefit), computed by applying the Federal statutory income tax rate of 34% to the income before taxes as reported in the statements of income, is as follows:

	2003	2002
Provision for income taxes at statutory Federal rate	$ **69,628**	$ 15,496
State income taxes, net of Federal income tax benefit	**12,740**	3,744
Change in the valuation allowance for deferred tax assets	**(223,924)**	5,867
Graduated tax rates	**-**	(11,247)
Nondeductible expenses	**4,521**	2,939
Other	**83**	79
	$ **(136,952)**	$ 16,878

The net change in the valuation allowance for 2003 was a decrease of $223,924, of which $74,130 reflects the utilization of Federal and state net operating loss carryforwards of approximately $208,000 and $113,000, respectively, and $149,794 represents an adjustment to recognize the amount of deferred taxes considered by management more likely than not to be realized.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at July 31, 2003 and 2002 are presented below:

	2003	2002
Deferred tax assets:		
Contribution carryforwards	$ **-**	$ 409
Net operating loss carryforwards	**203,003**	278,231
Total gross deferred tax assets	**203,003**	278,640
Deferred tax liabilities:		
Depreciation	**53,208**	54,716
Total gross deferred tax liabilities	**53,208**	54,716
Less valuation allowance	**-**	(223,924)
Net deferred tax assets	$ **149,794**	$ -

At July 31, 2003, the Company has net operating loss carryforwards available to reduce future Federal and state taxable income, which expire as follows:

Year Expiring	Federal	State
2006	$ -	$ 12,916
2007	-	4,142
2009	11,633	-
2010	199,230	-
2019	49,847	-
2020	244,755	-
2021	58,684	156,469
2022	-	48,028
	$ 564,149	$ 221,555

Note 5. Stockholders' Equity

In 2002, the Company's shareholders approved an increase in the authorized shares of common stock from 20,000 shares to 250,000 shares.

On May 22, 2002, the Board of Directors approved a three-for-two stock split effective at the close of business on June 28, 2002 for shareholders of record at the close of business on June 26, 2002.

Note 6. Banking Association License, Marketing and Support Services Fees

The Company has entered into agreements with certain banking associations in states where the Company conducts, or plans to conduct, business operations. Under the terms of these agreements, the banking associations agree to endorse the Company, provide marketing services and promotion on behalf of the Company or license the use of their name to the Company. Such agreements generally have terms of one to three years and are automatically renewed annually, unless terminated by either party.

Payments under these agreements are based on fixed monthly or annual amounts, a stipulated fee per subscribing institution within the respective state, a monthly service fee based on commission revenue collected by the Company from subscribing institutions within the respective state, plus discretionary amounts as determined by the Company subject to annual limitations, or some combination of these bases.

For the fiscal years ended July 31, 2003 and 2002, fees incurred and charged to operations under these agreements amounted to $277,113 and $213,537, respectively.

Note 7. Related Party Transactions

During the years ended July 31, 2003 and 2002, the Company made payments, under marketing and administrative service agreements, to the Connecticut Bankers Association ("CBA") in the amounts of $120,000 and $100,837, respectively, and to the Massachusetts Bankers Association ("MBA") in the amounts of $142,113 and $112,700, respectively. These payments represent reimbursement of certain direct and indirect expenses incurred by CBA and MBA on behalf of, or for the benefit of, the Company and to compensate the CBA and MBA for their efforts in promoting and marketing the Company in their respective states.

The Company receives sublease income for office space that it shares with a shareholder under an informal sublease arrangement. Amounts received from the shareholder under this arrangement were approximately $78,000 and $76,000 for 2003 and 2002, respectively, and have been recorded as a reduction of occupancy expense.

Note 8. Commitments and Contingencies

Employment agreements

The Company entered into an employment agreement (the "Agreement") with its Chief Executive Officer for the period January 1, 2002 through December 31, 2004, with automatic one-year renewals on the first day of January each year thereafter. The Agreement provides for an initial stipulated base salary, which will be reviewed annually in June. In addition to the base salary, the agreement also provides for additional incentive compensation based upon a percentage of the Company's annual net commission revenue.

On January 22, 2002, the Company entered into a Split Dollar Agreement with its Chief Executive Officer. Under the terms of this agreement, the Chief Executive Officer purchased a life insurance policy in the face amount of $909,590 and the Company pays all of the premiums annually as they become due. The Company retains an interest in the policy to the extent of premiums paid. During the years ended July 31, 2003 and 2002, premiums of $30,000 per year were paid on the policy and are included in the financial statements in other assets. (See Note 2.)

Leases

The Company leases office space and certain vehicles and equipment under noncancelable operating leases. Future minimum rental commitments under the terms of these leases, by year and in the aggregate, are as follows:

Fiscal Year Ending	Amount
2004	$ 270,449
2005	263,253
2006	275,841
2007	270,769
	$ 1,080,312

Total rental expense charged to operations for these operating leases was approximately $177,700 and $173,800, for the years ended July 31, 2003 and 2002, respectively.

Line of credit

The Company has a $250,000 unsecured line of credit with a bank, with interest at the bank's "Base Rate" (4.0% at July 31, 2003), which is used for operating purposes. The line of credit expires on April 2, 2004, but may be extended upon agreement of both parties. There were no borrowings outstanding under this line of credit at July 31, 2003.

Note 9. Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 10. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1, excluding equity attributable to the Company's investment in its wholly-owned

subsidiary. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At July 31, 2003, the Company had net capital (as defined) of $1,390,239 which was in excess of its required net capital of $67,304. The Company's net capital ratio at July 31, 2003, was 0.73 to 1.

Note 11. Major Member Financial Institutions

Commission revenue generated by two member financial institutions amounted to approximately $3,597,877, and comprised 22.9% of the total commission revenue for the year ended July 31, 2003. One such member institution has recently announced that it will be acquired during 2004 and will cease to be a subscribing member at that time. Commission revenue and expenses related to this subscriber amounted to $1,916,695 and $1,546,318, respectively, for the year ended July 31, 2003.

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
July 31, 2003

Total stockholders' equity from statement of financial condition	$	2,380,564
Less:		
Equity attributable to investment in subsidiary		390,988
Total adjusted stockholders' equity		1,989,576
Less non-allowable parent company assets:		
Equipment, net		349,300
Deferred tax asset		149,794
Other assets (parent)		100,243
Total non-allowable assets		599,337
Net capital	$	1,390,239
Aggregate parent company indebtedness:		
Items included in statement of financial condition:		
Commissions payable	$	891,424
Accounts payable and accrued expenses		118,140
Total aggretate indebtedness	$	1,009,564
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $50,000)	$	67,304
Net capital in excess of minimum requirement	$	1,322,935
Ratio of aggregate indebtedness to net capital		0.73

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

SCHEDULE II

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17a-5
July 31, 2003

	Net Capital	Aggregate Indebtedness
As reported by the registrant in Part IIA of Form X-17a-5 as of July 31, 2003 (unaudited)	$ 1,391,169	$ 1,008,634
Audit adjustments	(930)	930
Net capital as computed on Schedule I.	$ 1,390,239	$ 1,009,564

McGladrey & Pullen
Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Infinex Investments, Inc. and Subsidiary
Farmington, Connecticut

In planning and performing our audit of the consolidated financial statements of Infinex Investments, Inc. and Subsidiary (the "Company") for the year ended July 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations of internal control or the practices and procedures referred to above, errors or fraud may nevertheless occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or the degree of their effectiveness may deteriorate.

Our consideration of internal control would not necessarily disclose all internal control matters that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2003 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

New Haven, Connecticut
September 9, 2003